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                          May 5, 2023

       Yang Wang
       Chief Executive Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7, Huitong Times Square
       No.1 Yaojiayuan South Road, Chaoyang District
       Beijing, 100024, The People   s Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed May 1, 2023
                                                            File No. 333-271536

       Dear Yang Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Shu Du, Esq.